Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

RadiSys Corporation, Plan Administrator
RadiSys Corporation 401(k) Savings Plan

We consent to the incorporation by reference in the Registration Statements (Nos. 333-50584, 333-111520 and 333-158959) on Form S-8 of RadiSys Corporation of our report dated June 23, 2010 with respect to the statements of net assets available for benefits of RadiSys Corporation 401(k) Savings Plan as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedule - schedule H, line 4i - schedule of assets (held at end of year), as of December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of RadiSys Corporation 401(k) Savings Plan.

/s/ KPMG LLP

Portland, Oregon
June 23, 2010